Filed Pursuant to Rule 433

Registration No. 333-193070

Term Sheet dated April 6, 2016

4.250% Senior Notes due 2021

Issuer:	Ally Financial Inc. (“Ally”)

Expected Ratings:	BB+ / BB+ (S&P/Fitch)

Title of Securities:	4.250% Senior Notes due 2021 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	April 6, 2016

Settlement Date:	April 11, 2016 (T+3)

Final Maturity Date:	April 15, 2021

Aggregate Principal Amount:	$600,000,000

Gross Proceeds:	$596,652,000

Underwriting Discount:	0.750%

Net Proceeds to Ally before Estimated Expenses:	$592,152,000

Coupon:	4.250%

Issue Price:	99.442%

Benchmark Treasury:	1.250% due March 31, 2021

Benchmark Treasury Yield:	1.197%

Spread to Benchmark Treasury:	317.8 bps

Yield to Maturity:	4.375%

Interest Payment Dates:	Semi-annually, in arrears on April 15 and October 15 of each year, until maturity, commencing October 15, 2016

Optional Redemption:	None

Day Count Convention:	30/360; Unadjusted, Following Business Day convention

Business Days:	New York

CUSIP/ISIN Numbers:	CUSIP: 02005N BG4
ISIN: US02005NBG43

Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
RBC Capital Markets, LLC

Co-Managers:	BMO Capital Markets Corp.
Credit Agricole Securities (USA) Inc.
Lloyds Securities Inc.
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.
Academy Securities, Inc.

Cabrera Capital Markets, LLC
CastleOak Securities, L.P.
Drexel Hamilton, LLC

Denominations:	$2,000 x $1,000

Concurrent Offering:	Concurrently with this offering of the Notes, we are offering $300,000,000 aggregate principal amount of our 5.750% Subordinated Notes due 2025 (the “Concurrent Offering”). The Concurrent Offering is being conducted as a separate public offering by means of a separate prospectus supplement. This offering of Notes is not contingent upon the completion of the Concurrent Offering, and the Concurrent Offering is not contingent upon the completion of this offering of the Notes.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus for the Notes. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus for the Notes to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.